Exhibit 107

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

Cumulus Media Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of filing fee

Fees to Be Paid	$25,000,000(1)	$92.70 per $1,000,000	$2,317.50

Fees Previously Paid

Total Transaction Value			$25,000,000

Total Fees Due for Filing			$2,317.50

Total Fees Previously Paid

Total Fee Offsets

Net Fee Due			$2,317.50

(1) The transaction value is estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to $25,000,000 of shares of Class A common stock.